AIG Life and Retirement
1999 Avenue of the Stars
Los Angeles, CA 90067
www.aig.com
Mallary L. Reznik
Deputy General Counsel and Senior Vice President
T + 1 772 6056
F +1 772 6569
MReznik@sunamerica.com
November 3, 2014
VIA EDGAR AND ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	FS Variable Separate Account (“Registrant”)
The United States Life Insurance Company in the City of
New York (“Depositor”)
Polaris Select Investor Variable Annuity
Pre-Effective Amendment on Form N-4
File Nos.: 333-198224 and 811-08810
Ladies and Gentlemen:
     On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 (“1933 Act”), Pre-Effective Amendment No. 1, which also constitutes Amendment No. 1 under the Investment Company Act of 1940 (“1940 Act”), as amended, to Registrant’s Form N-4 Registration Statement. The purpose of this filing is to register a new variable annuity product under the marketing name of Polaris Select Investor.
The Registrant and its distributor AIG Capital Services, Inc. respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on November 4, 2014, or as soon as practicable thereafter. Depositor, Registrant and AIG Capital Services, Inc. are aware of their obligations under the 1933 Act.
Depositor and Registrant acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     Please contact Manda Ghaferi at (310) 772-6545 if you have any questions or need more information.
Sincerely,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

By:	/S/ MALLARY L. REZNIK Mallary L. Reznik, Vice President & Assistant Secretary

AIG CAPITAL SERVICES, INC.

By:	/S/ MALLARY L. REZNIK Mallary L. Reznik, Vice President

cc:	Sally Samuel, Senior Counsel